

13030573

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

SEC FILE NUMBER
8-52140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lallos — (212) 656 - 8609
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers L.L.P
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	100017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/12

KW 3/14

OATH OR AFFIRMATION

I, Peter F Lallos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archipelago Securities, LLC, as of March 1, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE KELLEY-RYBKIN
Notary Public, State of New York
No. 01KE6202730
Qualified in New York County
Commission Expires March 23, 2013

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Securities, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2012


pwc

Archipelago Securities, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2012

Archipelago Securities, LLC
Index
December 31, 2012

Page(s)

Independent Auditor's Report 1

Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Member's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7-10

Supplementary Information

Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 12

Schedule II: Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission 13

Schedule III: Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission 14



Independent Auditor's Report

To the Member of Archipelago Securities, LLC:

We have audited the accompanying financial statements of Archipelago Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archipelago Securities, LLC at December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Supplementary Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 1, 2013

Archipelago Securities, LLC
Statement of Financial Condition
As of December 31, 2012

($ in thousands)

Assets	
Cash and cash equivalents	$ 34,503
Receivables from clearing organizations	4,861
Receivables from related parties	3,919
Other assets	266
Total assets	$ 43,549
Liabilities and Member's Equity	
Liabilities	
Payables to brokers, dealers, and exchanges	$ 10,793
Payables to related parties	12,976
Income tax payables	35
Other payables	861
Total liabilities	24,665
Commitment and contingencies (Note 6)	--
Member's equity	18,884
Total liabilities and member's equity	$ 43,549

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Operations
Year Ended December 31, 2012

($ in thousands)

Revenues	
Routing fees	$ 114,840
Clearing fees	2,929
Activity assessment fees	12,971
Interest and other	120
Total revenues	130,860
Expenses	
Routing charges	114,553
Section 31 fees	12,971
Clearance, brokerage and other transaction expenses	2,922
General and administrative	329
Total expenses	130,775
Income before income tax provision	85
Income tax provision	38
Net income	$ 47

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2012

($ in thousands)

Balance at December 31, 2011	$	24,337
Dividend to Parent		(5,500)
Net income		47
Balance at December 31, 2012	$	18,884

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2012

($ in thousands)

Cash flows from operating activities	
Net income	$ 47
Change assets and liabilities	
Increase in operating assets	
Receivables from clearing organizations	2,059
Receivables from related parties	7,580
Other assets	302
Decrease (increase) in operating liabilities	
Payables to brokers, dealers, and exchanges	(5,815)
Payables to related parties	8,354
Other payables	772
Income tax payable	(4,858)
Net cash provided by operating activities	8,441
Cash flows from financing activities	
Dividend to Parent	(5,500)
Net cash used in financing activities	(5,500)
Net increase in cash and cash equivalents	2,941
Cash and cash equivalents	
Beginning of period	31,562
End of period	$ 34,503

The accompanying notes are an integral part of these financial statements.

($ in thousands)

1. Organization and Nature of Operations

Archipelago Securities, LLC (the "Company"), formerly RediBook ECN LLC, a Delaware limited liability company, was established on September 23, 1999. The Company is a wholly owned subsidiary of Archipelago Holdings, Inc. (the "Parent" or "Member"), a Delaware corporation. Effective April 4, 2007, the Parent became a wholly-owned subsidiary of NYSE Euronext ("NYX").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Parent owns and operates NYSE Arca LLC ("ArcaEx"), formerly Archipelago Exchange, for trading of equities and NYSE Arca, Inc. ("Arca") for trading of options. The Company primarily acts as a routing agent of ArcaEx, the New York Stock Exchange ("NYSE"), which is a wholly owned subsidiary of NYX, and Pacific Exchange by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. The Company also clears transactions on behalf of ArcaEx, Arca, NYSE, and Archipelago Trading Services, Inc. ("ATS"), which is a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2012 include $31,992 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Interest income is accrued as earned. As of December 31, 2012, the cash held in banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Securities Transactions
Revenues and related expenses, which consist of routing charges and clearance, brokerage and other transaction expenses, are accounted for on a trade date basis.

Estimated Fair Value of Financial Instruments
The Company discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of

($ in thousands)

financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables and payables) approximates their carrying value. When measuring fair value, the Company indentifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

As of December 31, 2012, our cash equivalents of $31,992 that are classified as Level 1 include investments in money market funds, for which there are quoted prices in active markets.

Income Taxes
The Company is a single member limited liability company and has elected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated tax returns of income of the Parent. The Company has provided for income taxes as if the Company was filing separate returns for the year ended December 31, 2012.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences.

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

3. Related Party Transactions

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from its affiliates representing a mark up of actual routing costs charged by other execution venues. For the year ended December 31, 2012, this fee totaled $114,840 of which $3,901 was receivable as of December 31, 2012.

The Company performs clearing services on behalf of affiliates. For the year ended December 31, 2012, the Company charged affiliates $2,929 for clearing services of which $18 was receivable as of December 31, 2012.

($ in thousands)

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the FINRA, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the routing broker and to provide certain other corporate and business services. The estimated amounts of these expenses totaled approximately $500.

The agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

4. Income Taxes

The income tax provision for the year ended December 31, 2012 consisted of:

Current	
Federal	86
State	13
Deferred	
Federal	(61)
Income tax provision	$ 38

The Company's effective tax rate differs from the federal statutory rate mainly due to the effects of state and local taxes. For federal, state and local income tax purposes, the Company's income is included in the Parent's consolidated income tax return. Pursuant to a Tax Allocation Agreement with the Parent, the Company determines its tax expense principally on a separate company basis.

The Company's 2009-2012 tax year remains subject to examination by the relevant tax authorities.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2012, the Company's net capital of $14,062 was $13,812 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

($ in thousands)

6. Legal Matters

On January 13, 2010, NYSE Arca, Inc. ("NYSE Arca"), of which the Company is an affiliated facility, self-reported an internal systems issue that occurred on January 11, 2010, resulting in approximately 78,000 erroneous executions. The systems issue arose due to the inadvertent running of a test systems script (designed to generate fictitious orders) in an open production environment, resulting in the Company obtaining proprietary positions in various securities (which it then traded out of, for a net loss of approximately $1.1 million). In the course of an inspection by the Office of Compliance Inspections and Examinations of the U.S. Securities and Exchange Commission ("OCIE"), NYSE Arca provided OCIE with extensive documents and information concerning the matter, and made presentations to SEC staff concerning the matter. On December 16, 2010, OCIE issued an inspection report finding significant financial and regulatory risks at both NYSE Arca and the Company in the areas of, among other things, systems controls and compliance, operational policies and procedures, and broker-dealer compliance. NYSE Arca submitted a written response to the inspection report on February 22, 2011. Based upon remedial and structural measures implemented since the systems issue occurred, NYSE Arca has informed OCIE that it disagrees with OCIE's conclusion that an independent consultant be retained in connection with the matter. The ultimate outcome of this matter cannot be predicted at this time.

In addition to the matters described above, the Company is from time to time involved in various legal and regulatory proceedings that arise in the ordinary course of its business. The Company records accrued liabilities for litigation and regulatory matters when those matters represent loss contingencies that are both probable and estimable.

The Company does not believe, based on currently available information, that the results of any of these various proceedings will have a material adverse effect on its financial statements.

7. Subsequent Events

Events and transactions subsequent to the date of the statement of financial condition have been evaluated by management for purpose of recognition or disclosure in these financial statements through March 1, 2013, the date that these financial statements were available to be issued.

Supplementary Information

Archipelago Securities, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Schedule I

($ in thousands)

Net capital		
Total member's equity	$	18,884
Nonallowable assets, deductions and charges		
Receivables from related parties		3,919
Other assets		263
Total nonallowable assets, deductions and charges		4,182
Net capital before haircuts		14,702
Haircuts on cash equivalents		(640)
Net capital	$	14,062
Computation of basic net capital requirements		
Minimum net capital required	$	250
Excess net capital	$	13,812
Percentage of net capital to aggregate debits		N/A

There is no material difference between total member's equity on the statement of financial condition and the computation of net capital compared to our amended FOCUS filing on March 1, 2013.

Archipelago Securities, LLC
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 — Schedule II

Credit Balances		
1.	Free credit balances and other credit balances in customers' security accounts	$ -
2.	Monies borrowed collateralized by securities carried for the accounts of customers	
3.	Monies payable against customers' securities loaned	
4.	Customers securities failed to receive	
5.	Credit balances in firm accounts which are attributable to principal sales to customers	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	
7.	Market value of short securities count differences over 30 calendar days old	
8.	Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or or the issuer during the 40 days	
10.	Other (List)	
11.	Total Credits	$ -
Debit Balances		
12.	Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ -
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	
14.	Failed to deliver of customers' securities not older than 30 calendar days	
15.	Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts	
16.	Margin related to securitiy futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization	
17.	Other (List)	
18.	Aggregate debit items	
19.	Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))	
20.	Total 15c3-3 Debits	
21.	Excess of total debits over total credits	
22.	Excess of total credits over total debits	
23.	Required deposit	$ -

Archipelago Securities, LLC
Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012 — Schedule III

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	
A.	Number of items	None

There were no material differences between the audited Computation for determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission included in this report and the corresponding schedule included in the Company's unaudited December 31, 2012 Part IIA amended FOCUS filing dated on March 1, 2013.



Report of Independent Accountants

To the Member of
Archipelago Securities, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Archipelago Securities, LLC for the year ended December 31, 2012, which were agreed to by Archipelago Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Archipelago Securities, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for Archipelago Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. No SIPC-6 payment was made by Archipelago Securities LLC as an overpayment of $8,673.51 was applied against the assessment. No difference was noted.
    b. No SIPC-7 payment was made by Archipelago Securities LLC as an overpayment of $8258 was applied against the assessment. No difference was noted.

2. Compared the sum of Total Revenues amount of $130,860,247 reported on the audited Statement of Operations of Archipelago Securities, LLC for the year ended December 31, 2012 and the total DTCC P&L of $25,891 per GL account 637318 to the Total revenue amount of $130,886,138 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared the deduction amount reported on page 2, item 2c(3), of Form SIPC-7T in the amount of $130,471,970 to the sum of Section 31 fees of $12,971,334, routing charges of $114,552,798, and clearing, brokerage and other transaction expenses of $2,921,947 per the audited Statement of Operations of Archipelago Securities, LLC for the year ended December 31, 2012 and the total DTCC P&L of $25,891 per GL account 637318. No difference was noted.



b. Compared the deduction amount reported on page 2, item 2c(3), of Form SIPC-7T in the amount of $119,937 to Interest & other of $119,936 ($75,785 in gain on sale of shares held in DTCC and $44,151 in interest on cash equivalents) per the audited Statement of Operations of Archipelago Securities, LLC for the year ended December 31, 2012. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e $294,231 and $736 respectively of the Form SIPC-7, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2011 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Archipelago Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2013



To the Member of Archipelago Securities, LLC:

In planning and performing our audit of the financial statements of Archipelago Securities, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2013


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